STRUCTURED ASSET SECURITIES CORPORATION

745 Seventh Avenue, 7th Floor

New York, New York 10019

BY EDGAR

February 27, 2007

Sara D. Kalin

Branch Chief - Legal

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Structured Asset Securities Corporation
Form S-3/A Withdrawal Request
File No. 333-139693

Dear Ms. Kalin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Structured Asset Securities Corporation (the “Registrant”) hereby requests withdrawal of its Amendment No. 1 to the Registration Statement on Form S-3, filed by the Registrant on February 23, 2007 (the “Registration Statement”).  The Registration Statement was incorrectly filed by the Registrant under the file number for the Registrant’s currently effective registration statement (File No. 333-133985), rather than the Registrant’s correct file number for the Registration Statement (File No. 333-139693).

The Registrant intends to re-file the Registration Statement under the correct file number (File No. 333-139693).  The Registration Statement has not been declared effective and no shares have been offered pursuant to the Registration Statement.

Should you have any questions regarding this application for withdrawal, please do not hesitate to contact Edward E. Gainor, the Registrant’s outside counsel, at (202) 775-4137.

Sincerely,

/s/ Ellen V. Kiernan

Ellen V. Kiernan

cc:

Scott Lechner

Edward E. Gainor